This Announcement contains inside information as defined in Article 7 of the Market Abuse Regulation No. 596/2014 (“MAR”). Upon the publication of this Announcement, this inside information is now considered to be in the public domain.

TRANSGLOBE ENERGY CORPORATION ANNOUNCES

AN OPERATIONS UPDATE

AIM & TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, January 21, 2021 – TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces an operations update. All dollar values are expressed in US dollars unless otherwise stated.

UPDATES

•	Production averaged 12.4 MBoepd in Q4, 2020 and 13.5 MBoepd for the year ended 2020, meeting updated guidance of 13.3 to 13.8 MBoepd provided on August 11, 2020;
•

Following the Egyptian General Petroleum Company’s approval of the amendment, extension and merger of the Company’s Eastern Desert concession agreements in December, 2020, the Company expects ratification by Egypt’s Parliament in Q2, 2021;

•

A 2021 work program and budget is being prepared for implementation in parallel with the ratification process that accelerates exploitation of the Eastern Desert merged concession with the aim of increasing oil production;

•

Work has begun to expand the early production facility at South Ghazalat in order to facilitate a planned Q2, 2021 recompletion of the SGZ-6X well to the deeper, more prospective lower Bahariya reservoir;

•

Preparations are underway to stimulate and equip, in Q1, 2021, the 2-mile horizontal South Harmattan well drilled, but uncompleted, in Q1, 2020. Further development activity targeting the exciting South Harmattan oil resource is also anticipated in 2021;

•	Collected ~$32.3 million in receivables in Q4, 2020.

PRODUCTION

Production Summary (WI before royalties and taxes):

(Boepd)	Q3 2020	Oct 2020	Nov 2020	Dec 2020	2020 Average
Egypt	9,812	10,303	10,045	10,448	11,178
Canada	2,232	1,921	2,195	2,234	2,283
Total	12,044	12,224	12,240	12,682	13,461

Company production met the lower end of production guidance for 2020 of 13.3 to 13.8 MBoepd. This is principally due to delayed Egypt well maintenance, reflecting the weak economics of the fiscal terms of the pre-consolidation concession agreements, and was in line with the Company’s focus on maintaining the Company’s balance sheet strength in 2020. Canadian production met expectations.

OPERATIONS UPDATE

Arab Republic of Egypt

Eastern Desert (100% WI)

During the quarter oil prices remained weak, with well repair and maintenance activities focused only on those that generated positive cash flow while negotiations to amend, extend and consolidate the Company’s Eastern Desert concession agreements continued.

As previously disclosed, the Company announced a merged concession agreement with a 15-year primary term and improved Company economics in early December, 2020. Ratification of the concession is anticipated in Q2, 2021, and the February 1, 2020 effective date for the improved concession terms supports increased investment in parallel with ratification.

The Company is in the process of finalizing an enhanced 2021 work program and budget that reflects this breakthrough, accelerating production and cash flow in 2021 through an invigorated well maintenance program and development activities on the contingent resource projects previously disclosed. At this time, the joint venture operating organization in Egypt is sourcing a drilling rig and the necessary equipment in support of this program.

Western Desert – South Ghazalat (100% WI)

Work to expand the production handling capacity at South Ghazalat has begun, in advance of a planned Q2, 2021 SGZ-6X recompletion to the deeper, more prospective lower Bahariya reservoir. The Company announced on November 19, 2018 that a 42 foot perforated interval in the Lower Bahariya had flowed 2,437 Bopd of light oil, 21 Bpd of water and 1.4 MMCFD of natural gas on a 40/64" choke. Reservoir and surface facility management practices are expected to constrain production from this interval following the expected recompletion.

Canada

Preparations have commenced to stimulate and equip, during Q1, 2021, the 2-mile horizontal well drilled but not completed, as part of the Company’s 2020 Cardium drilling program in South Harmattan.  This well offsets the successful 2-mile horizontal oil well 2-20, previously disclosed by the Company on January 30, 2020. The 2-20 well has been producing continuously since original tie-in in late November of 2019, other than for maintenance conducted on third-party facilities. This long-term production performance has further strengthened our confidence in the potential of South Harmattan.

Further development activity is anticipated in South Harmattan in 2021. The Company holds 22.5 sections of land in the South Harmattan area.

CORPORATE

The Company repaid $5 million on the $75 million Mercuria prepayment facility agreement in Q4, 2020, leaving $15 million drawn and outstanding on the facility. TransGlobe is actively engaged with Mercuria on an amendment and extension to the facility currently maturing in September, 2021.

TransGlobe collected $32.3 million of receivables in Q4, 2020 and ended the year with over $30 million of cash and no net debt.

The material increase in recent oil prices and subsequent positive impact to the forward strip have positively impacted TransGlobe’s 2021 budget planning and the Company has entered into the following hedges to support a material 2021 capital program:

Financial Brent crude oil contracts
Period Hedged	Contract	Contracted Volumes (bbls)	Monthly Volume (bbls)	Bought Put US$/bbl	Sold Call US$/bbl	Sold Put US$/bbl
Jan 2021 - Jun 2021	3-Way Collar	300,000	50,000	48.00	53.25	40.00
Feb 2021 - Dec 2021	3-Way Collar	550,000	50,000	50.00	60.00	40.00

Financial AECO natural gas contracts
Period Hedged	Contract	Contracted Volumes (GJs)	Daily Volume (GJs)	Swap C$/GJ
Jan 2021 - Dec 2021	Swap	1,387,000	3,800	2.76

Business continuity plans remain effective across our locations in response to COVID-19 with no health or safety impacts, or production disruption due to illness.

CEO’s Statement

“With the announcement of the consolidation, amendment and extension of our Eastern Desert PSCs now behind us and with oil prices firming up in the $50-$55 / Bbl range, we are working diligently on high grading opportunities as we finalize a work program that reflects both the significant resource potential and the greatly improved cash flow generating capacity of our assets.  We are excited about the investment alternatives now available to the Company in 2021 to grow production, cash flow, and reserves in both Egypt and Canada.”

About TransGlobe

TransGlobe Energy Corporation is a cash flow-focused oil and gas exploration and development company whose current activities are concentrated in the Arab Republic of Egypt and Canada. TransGlobe’s common shares trade on the Toronto Stock Exchange and the AIM market of the London Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

For further information, please contact:

TransGlobe Energy Corporation Randy Neely, President and CEO Eddie Ok, CFO	+1 403 264 9888 investor.relations@trans-globe.com http://www.trans-globe.com or via Tailwind Associates or FTI Consulting
Tailwind Associates (Investor Relations) Darren Engels	+1 403 618 8035 darren@tailwindassociates.ca http://www.tailwindassociates.ca

FTI Consulting (Financial PR) Ben Brewerton Genevieve Ryan	+44(0) 20 3727 1000 transglobeenergy@fticonsulting.com
Canaccord Genuity (Nomad & Joint-Broker) Henry Fitzgerald-O’Connor James Asensio	+44(0) 20 7523 8000
Shore Capital (Joint Broker) Jerry Keen Toby Gibbs	+44(0) 20 7408 4090

Advisory on Forward-Looking Information and Statements

Certain statements included in this news release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. Forward-looking statements or information typically contain statements with words such as "anticipate", “strengthened”, “confidence”, "believe", "expect", "plan", "intend", "estimate", "may", "will", "would" or similar words suggesting future outcomes or statements regarding an outlook. In particular, forward-looking information and statements contained in this document include, but are not limited to, the Company's strategy to grow its annual cash flow; anticipated drilling, completion and testing plans, including, the anticipated timing thereof, prospects being targeted by the Company, and rig mobilization plans; expected future production from certain of the Company's drilling locations; TransGlobe's plans to drill additional wells, including the types of wells, anticipated number of locations and the timing of drilling thereof; the timing of rig movement and mobilization and drilling activity; the Company's plans to file development lease applications for certain of its discoveries, including the expected timing of filing of such applications and the expected timing of receipt of regulatory approvals; anticipated production and ultimate recoveries from wells; to negotiate future military access (including the expected timing thereof), including the anticipated timing of wells on production; TransGlobe's plans to continue exploration, development and completion programs in respect of various discoveries; future requirements necessary to determine well performance and estimated recoveries; the ratification of the amendment, extension, and consolidation of the Company’s Eastern Desert Concessions; and other matters.

Forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. Many factors could cause TransGlobe's actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, TransGlobe.

In addition to other factors and assumptions which may be identified in this news release, assumptions have been made regarding, among other things, anticipated production volumes; the timing of drilling wells and mobilizing drilling rigs; the number of wells to be drilled; the Company's ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company's capital programs; geological and engineering estimates in respect of the Company's reserves and resources; the geography of the areas in which the Company is conducting exploration and development activities; current commodity prices and royalty regimes; availability of skilled labour; future exchange rates; the price of oil; the impact of increasing competition; conditions in general economic and financial markets; availability of drilling and related equipment; effects of regulation by governmental agencies; future operating costs; uninterrupted access to areas of TransGlobe's operations and infrastructure; recoverability of reserves and future production rates; that TransGlobe will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that TransGlobe's conduct and results of operations will be consistent with its expectations; that TransGlobe will have the ability to develop its properties in the manner currently contemplated; current or, where applicable, proposed industry conditions, laws and regulations will continue in effect or as anticipated as described herein; that the estimates of TransGlobe's reserves and resource volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects; and other matters.

Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements or information. These risks and uncertainties which may cause actual results to differ materially from the forward-looking statements or information include, among other things, operating and/or drilling costs are higher than anticipated; unforeseen changes in the rate of production from TransGlobe's oil and gas properties; changes in price of crude oil and natural gas; adverse technical factors associated with exploration, development, production or transportation of TransGlobe's crude oil reserves; changes or disruptions in the political or fiscal regimes in TransGlobe's areas of activity; changes in tax, energy or other laws or regulations; changes in significant capital expenditures; delays or disruptions in production due to shortages of skilled manpower equipment or materials; economic fluctuations; competition; lack of availability of qualified personnel; the results of exploration and development drilling and related activities; obtaining required approvals of regulatory authorities; volatility in market prices for oil; fluctuations in foreign exchange or interest rates; environmental risks; ability to access sufficient capital from internal and external sources; failure to negotiate the terms of contracts with counterparties; failure of counterparties to perform under the terms of their contracts; and other factors beyond the Company's control. Readers are cautioned that the foregoing list of factors is not exhaustive. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.goedgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Oil and Gas Advisories

Mr. Ron Hornseth, B.Sc., General Manager – Canada for TransGlobe Energy Corporation, and a qualified person as defined in the Guidance Note for Mining, Oil and Gas Companies, June 2009, of the London Stock Exchange, has reviewed the technical information contained in this report. Mr. Hornseth is a professional engineer who obtained a Bachelor of Science in Mechanical Engineering from the University of Alberta. He is a member of the Association of Professional Engineers and Geoscientists of Alberta (“APEGA”) and the Society of Petroleum Engineers (“SPE”) and has over 20 years’ experience in oil and gas.

BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 MCF: 1 Bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

References in this press release to production test rates, are useful in confirming the presence of hydrocarbons, however such rates are not determinative of the rates at which such wells will commence production and decline thereafter and are not indicative of long term performance or of ultimate recovery. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for TransGlobe. A pressure transient analysis or well-test interpretation has not been carried out in respect of all wells. Accordingly, the Company cautions that the production test results should be considered to be preliminary.

The following abbreviations used in this press release have the meanings set forth below:

Bopdbarrels of oil per day

Bpdbarrels per day

BOEbarrel of oil equivalent

MBopdthousand barrels of oil per day

Boepdbarrels of oil equivalent per day

MBoepdthousand barrels of oil equivalent per day

MBblthousand barrels

MMCFDmillion cubic feet per day

WIworking interest

	Light and Medium Crude	Heavy Crude	Natural Gas	Natural Gas Liquids	Total
	bbl/d	bbl/d	Mcf/d	bbl/d	boe/d
Q3 2020
Egypt	746	9,066			9,812
Canada	661		4,633	798	2,232
Total	1,407	9,066	4,633	798	12,044
Oct 2020
Egypt	733	9,570			10,303
Canada	638		3,852	640	1,921
Total	1,372	9,570	3,852	640	12,224
Nov 2020
Egypt	765	9,280			10,045
Canada	596		4,776	803	2,195
Total	1,360	9,280	4,776	803	12,240
Dec 2020
Egypt	814	9,634			10,448
Canada	621		4,744	822	2,234
Total	1,435	9,634	4,744	822	12,682
2020 Average
Egypt	875	10,303			11,178
Canada	711		4,722	785	2,283
Total	1,586	10,303	4,722	785	13,461